EXHIBIT 99.1


                              FOR IMMEDIATE RELEASE




Contacts:
Investors:  (U.S.)              Investors:  (Europe)           Media:
Jack Howarth                    Emer Reynolds                  Anita Kawatra
Ph: 212-407-5740                Ph:  353-1-709-4000            Ph:  212-407-5755
    800-252-3526                     00800 28352600                 800-252-3526



                  ELAN ANNOUNCES WEBCAST OF SECOND QUARTER 2003
                                FINANCIAL RESULTS


DUBLIN, IRELAND, September 8, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that it will host a conference call on Wednesday, September 17, 2003 at 8:00 a.m. Eastern Standard Time (EST), 1:00 p.m. British Summer Time
(BST) with the investment community to discuss Elan's second quarter 2003 financial results, which will be released before U.S. and European financial markets open.

Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to investors, members of the news media and the general public.

This event can be accessed by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon. The event will be archived and available for replay after the call until 5:00 p.m. EST, 10:00 p.m. BST September 18, 2003. The replay telephone number is 800-633-8284 or 402-977-9140, reservation number 21160153.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.